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                                                                                               EXHIBIT 12

                                                 AEP TEXAS NORTH COMPANY
                                   Computation of Ratios of Earnings to Fixed Charges
                                            (in thousands except ratio data)


                                                                                                  Twelve
                                                             Year Ended December 31,              Months
                                                -----------------------------------------------   Ended
                                                  1998      1999      2000      2001     2002     6/30/03
                                                  ----      ----      ----      ----     ----     -------
Earnings:
  Net Income Before Extraordinary Item and
   Cumulative Effect of Accounting Change       $37,725   $31,867   $27,450   $12,310  $(13,677)  $  6,343
  Plus Federal Income Taxes                      28,088     4,187     5,315    16,760     2,806     15,578
  Plus State Income Taxes                          -         -         -        1,973    (1,363)     1,242
  Plus Provision for Deferred Income Taxes       (6,626)   12,025     9,401   (11,891)  (12,275)   (14,824)
  Plus Deferred Investment Tax Credits           (1,321)   (1,274)   (1,271)   (1,271)   (1,271)    (1,395)
  Plus Fixed Charges (as below)                  24,932    25,083    24,923    24,916    21,885     21,565
                                                -------   -------   -------   -------  --------   --------
     Total Earnings                             $82,798   $71,888   $65,818   $42,797  $ (3,895)  $ 28,509
                                                =======   =======   =======   =======  ========   ========

Fixed Charges:
  Interest on Long-term Debt                    $20,352   $20,352   $18,017   $16,842   $17,174    $17,767*
  Interest on Short-term Debt                     4,580     4,731     6,503     7,563     4,051      3,138*
  Estimated Interest Element in Lease Rentals      -         -          403       511       660        660
                                                -------   -------   -------   -------   -------    -------
     Total Fixed Charges                        $24,932   $25,083   $24,923   $24,916   $21,885    $21,565
                                                =======   =======   =======   =======   =======    =======

Ratio of Earnings to Fixed Charges                 3.32      2.86      2.64      1.71     (0.17)      1.32
                                                   ====      ====      ====      ====      ====       ====
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* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.

For the year ended December 31, 2002, the Earnings to cover Fixed Charges was deficient by $25,780,000.